Exhibit 12

General Electric Capital Corporation and consolidated affiliates

Computation of Ratio of Earnings to Fixed Charges

Nine months ended September 30, 2009

(Unaudited)

Ratio of
earnings to
fixed charges
(Dollars in millions)

Earnings(a)	$(1,659)
Plus:
Interest included in expense(b)	13,648
One-third of rental expense(c)	209
Adjusted “earnings”(d)	$12,198

Fixed Charges:
Interest included in expense(b)	$13,648
Interest capitalized	30
One-third of rental expense(c)	209
Total fixed charges	$13,887

Ratio of earnings to fixed charges	0.88

(a)	Earnings before income taxes, noncontrolling interests, discontinued operations and undistributed earnings of equity investees.

(b)	Included interest on tax deficiencies.

(c)	Considered to be representative of interest factor in rental expense.

(d)
In accordance with Item 503 of SEC Regulation S-K, we are required to disclose the amount of earnings needed to achieve a one-to-one ratio of earnings to fixed charges. As of  September 30, 2009, this amount was $1,689 million.